Exhibit 99.1

Quhuo Announces Third Quarter 2020 Unaudited Financial Results

BEIJING, China, December 3, 2020 (GLOBE NEWSWIRE) — Quhuo Limited (NASDAQ: QH) (“Quhuo,” the “Company,” “we” or “our”), a leading tech-enabled workforce operational solution platform in China, today announced its unaudited financial results for the third quarter ended September 30, 2020.

Key Third Quarter 2020 Financial Highlights

•	Revenues were RMB769.5 million (US$113.3 million), representing a 20.8% year-over-year increase and a 40.5% increase compared with the second quarter of 2020.

•

Gross profit was RMB80.9 million (US$11.9 million), representing a 70.4% year-over-year increase and a 34.1% increase compared with the second quarter of 2020. Gross profit margin was 10.5%, representing an increase from 7.5 % in the third quarter of 2019.

•	Adjusted EBITDA was RMB85.1 million (US$12.5 million), representing a 201.0% year-over-year increase and a 111.1% increase compared with the second quarter of 2020.

•

Adjusted net income was RMB61.3 million (US$9.0 million), representing a 447.5% year-over-year increase and a 192.5% increase compared with the second quarter of 2020. The adjusted net margin increased significantly to 8.0% from 3.8% in the second quarter of 2020 and 1.8% in the third quarter of 2019, respectively.

Third Quarter 2020 Operating Highlights

•

Sustained growth of on-demand food delivery. The number of average monthly delivery orders was 33.6 million, representing a 17.4% year-over-year increase and a 38.6% increase from the second quarter of 2020.

•	Continuing service scope and geographical expansion.

•	The Company further expanded housekeeping solutions into 22 cities in China and provided services for over 1,900 B&Bs.

•	For grocery and fresh food delivery, the Company fulfilled a total of 2.5 million orders, representing an 612.1% increase from the second quarter of 2020.

Comment from Leslie Yu, Chairman and Chief Executive Officer of QUHUO: “We are pleased with achieving growth for the third quarter, while the pandemic became more effectively controlled in China and our clients’ businesses continue to recover. Revenues increased by 21% year-over-year to RMB770 million. Notably, benefiting from operating leverage, adjusted net income reached RMB61 million, representing an increase of over 400% year-over-year. Despite ongoing market challenges, we continued to focus on strategically expanding the scope and coverage of our business. For example, for our food delivery business, we increased market penetration across more geographical regions and ramped up our efforts in grocery and fresh food delivery, further diversifying our service scope. We also made solid progress in the housekeeping business, expanding coverage to 22 cities across China by the end of the third quarter. We are proud of our growth trajectory and look forward to delivering sustainable growth and more robust results.”

Third Quarter 2020 Financial Results

Revenues were RMB769.5 million (US$113.3 million), representing an increase of 20.8% year-over-year, primarily due to the increase in revenues generated from on-demand food delivery solutions.

•

Revenues from on-demand food delivery solutions were RMB758.8 million (US$111.7 million), representing an increase of 20.3% from RMB630.4 million in the third quarter of 2019, primarily due to the increase in delivery orders fulfilled as a result of the continuing expansion into new geographical markets and the rapid growth of grocery and fresh food delivery, which contributed revenues of RMB18.1 million (US$2.7 million) in this quarter.

•

Revenues from shared-bike solutions were RMB4.1 million (US$603,297), representing a decrease of 22.8% from RMB5.3 million in the third quarter of 2019, primarily due to the decline of business volume in some cities where we operated.

•

Revenues from ride-hailing solutions were RMB3.3 million (US$493,293), representing an increase of 171.2% from RMB1.2 million in the third quarter of 2019, primarily due to the increase in the number of vehicles we leased to ride-hailing drivers on our platform.

•

Revenues from housekeeping solutions and other services were RMB3.4 million (US$504,502), compared to nil in the third quarter of 2019 and representing an increase of 803.3% from the second quarter of 2020, primarily due to our expanded provision of housekeeping solutions to B&Bs.

Cost of revenues were RMB688.6 million (US$101.4 million), representing an increase of 16.8% year-over-year, primarily due to the increased cost of revenues from on-demand food delivery solutions, ride-hailing solutions and housekeeping solutions and other services

•

Cost of revenues related to on-demand food delivery solutions was RMB677.1 million (US$99.7 million), representing an increase of 16.4% from RMB581.7 million in the third quarter of 2019, primarily due to the increase in 1) service fees paid to riders in line with the increase in the delivery orders fulfilled, 2) insurance expenses for riders, and 3) rental fees paid to lease the workplace for additional service stations.

•

Cost of revenues related to shared-bike maintenance solutions was RMB3.4 million (US$507,002), representing a decrease of 8.3% from RMB3.8 million in the third quarter of 2019, which was generally in line with the decline of the business volume of shared-bike maintenance solutions.

•

Cost of revenues related to ride-hailing solutions was RMB4.7 million (US$686,437), representing an increase of 14.2% from RMB4.1 million in the third quarter of 2019, primarily due to the increase in the number of vehicles leased from third parties.

•

Cost of revenues related to housekeeping solutions and other services was RMB3.5 million (US$509,641), representing an increase of 653.4% from the second quarter of 2020, which was in line with the business growth.

Gross profit was RMB80.9 million (US$11.9 million), representing an increase of 70.4% year-over-year, primarily due to the increase in gross profit of on-demand food delivery solutions.

Gross profit margin was 10.5%, compared with 7.5% for the third quarter of 2019.

•

Gross profit margin of on-demand food delivery solutions was 10.8%, compared to 7.7% in the third quarter of 2019, primarily due to the decreases in service fees paid to riders and team leaders, hiring expenses, insurance expenses and rental fees as a percentage of revenues.

•	Gross profit margin of shared-bike maintenance solutions was 16.0%, compared with 29.2% in the third quarter of 2019.

•

Gross loss margin of ride-hailing solutions was 39.2%, compared with 230.6% in the third quarter of 2019, primarily because our revenue generated from the provision of ride-hailing solutions increased at a greater pace than the related cost of services.

•

Gross loss margin of house-keeping solutions and other services was 1.0%, compared with 21.1% in the second quarter of 2020, primarily because our revenue generated from the provision of house-keeping solutions and other services increased at a greater pace than the related cost of services.

Operating expenses were RMB104.9 million (US$15.5 million), representing an increase of 202.4% year-over-year. Excluding the share-based compensation, the increase would have been 8.7% year-over-year.

•

General and administrative expenses were RMB103.2 million (US$15.2 million) (including share-based compensation of RMB72.0 million), representing an increase of 211.4% from RMB33.1 million (including share-based compensation of RMB4.5 million) in the third quarter of 2019. The increase was primarily due to increases in 1) share-based compensation as the IPO performance conditions of our share incentive plan was satisfied upon the completion of our initial public offering, and 2) staff costs as a result of an increase in the number of operating staff. The general and administrative expenses would have increased by 8.6% from RMB28.7 million in the third quarter of 2019 after excluding the share-based compensation and, as a percentage of revenues, would have declined to 4.1% from 4.5% in the third quarter of 2019. As such, the Company achieved unit cost savings along with business growth.

•

Research and development expenses were RMB3.0 million (US$446,207), representing an increase of 40.6% from RMB2.2 million in the third quarter of 2019, primarily due to the increase in the headcount of our research and development personnel.

Income tax expense was RMB15.8 million (US$2.3 million), representing an increase of 39.0% from RMB11.4 million in the third quarter of 2019, primarily due to the increase in the taxable income generated from on-demand food delivery solutions.

Net loss attributable to Quhuo Limited was RMB9.6 million (US$1.4 million), compared with a net income of RMB6.6 million in the third quarter of 2019, primarily due to the increase of share-based compensation as discussed above.

Adjusted EBITDA was RMB85.1 million (US$12.5million), representing an increase of 201.0% from RMB28.3 million in the third quarter of 2019.(1)

Adjusted net income was RMB61.3 million (US$9.0 million), representing an increase of 447.5% from RMB11.2 million in the third quarter of 2019.(1)

(1)	See “Use of Non-GAAP Financial Measures.”

Balance Sheet

As of September 30, 2020, the Company had cash and short-term investments of RMB413.6 million (US$60.9 million) and short-term debt of RMB137.4 million (US$20.2 million).

Recent Development

Harry Chi Hui has resigned from the Company’s board of directors, effective as of December 2, 2020. Mr. Hui’s resignation did not result from any disagreement with the Company on any matter relating to the Company’s operations, financial reporting, policies or practices.

CONFERENCE CALL

Quhuo will hold a conference call on Thursday, December 3, 2020 at 7:00 a.m. U.S. Eastern Time (8:00 p.m. Beijing/Hong Kong time on the same day) to discuss the financial results.

Participant can register for the conference call by navigating to http://apac.directeventreg.com/registration/event/8088221. Once preregistration has been completed, participants will receive dial-in numbers, a direct event passcode, and a unique registrant ID.

To join the conference, please dial the number you receive, enter the direct event passcode followed by your unique registrant ID, and you will be joined to the conference instantly.

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at https://ir.quhuo.cn/.

A replay will be accessible through 7:59 a.m. Eastern Time on December 11, 2020 by dialing the following numbers:

United States:	+1-646-254-3697
International:	+61-2-8199-0299
China Domestic:	400-6322-162
Hong Kong:	+852-3051-2780
Conference ID:	8088221#

USE OF NON-GAAP FINANCIAL MEASURES

Quhuo has provided in this press release financial information that has not been prepared in accordance with generally accepted accounting principles in the United States (GAAP).

Quhuo uses adjusted net income (loss) and adjusted EBITDA, which are non-GAAP financial measures, in evaluating our operating results and for financial and operational decision-making purposes. Adjusted net income (loss) represents net income (loss) before share-based compensation expenses. Adjusted EBITDA represents adjusted net income(loss) before income tax benefit(expense), amortization, depreciation and interest. Quhuo believes that these non-GAAP financial measures help identify underlying trends in its business that could otherwise be distorted by the effect of share-based compensation expenses, income tax benefits or expenses, amortization, depreciation and interest. Quhuo believes that such non-GAAP financial measures also provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by its management in its financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. They should not be considered in isolation or construed as alternatives to net loss or any other measure of performance or as an indicator of Quhuo’s operating performance. Further, these non-GAAP financial measures may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. Quhuo encourages investors and others to review the Company’s financial information in its entirety and not rely on a single financial measure. Investors are encouraged to compare the historical non-GAAP financial measures with the most directly comparable GAAP measures. Quhuo mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating its performance. The following table sets forth a reconciliation of our net income (loss) to adjusted net income and adjusted EBITDA, respectively.

	Reconciliation of GAAP and Non-GAAP Results
	For the Three Months Ended			For the Nine Months Ended
	September 30, 2019	September 30, 2020	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2020
	(RMB‘000)	(RMB‘000)	(US$‘000)	(RMB‘000)	(RMB‘000)	(US$‘000)
Net income /(loss)	6,754	(10,701)	(1,576)	(13,165)	(12,600)	(1,856)
Less: Share-based Compensation	(4,451)	(72,047)	(10,611)	(61,931)	(74,627)	(10,991)
Adjusted net income/(loss)	11,205	61,346	9,035	48,766	62,027	9,135

Less: Income tax expense	(11,381)	(15,822)	(2,330)	(20,392)	(30,258)	(4,457)
Depreciation	(793)	(1,809)	(266)	(2,118)	(5,921)	(871)
Amortization	(3,026)	(3,856)	(568)	(8,511)	(9,889)	(1,456)
Interest	(1,879)	(2,300)	(339)	(3,866)	(6,963)	(1,026)
Adjusted EBITDA	28,284	85,133	12,538	83,653	115,058	16,945

EXCHANGE RATE INFORMATION

This press release contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB 6.7896 to US$1.00, the rate in effect as of September 30, 2020 as set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

SAFE HARBOR STATEMENT

This press release contains ‘‘forward-looking statements’’ within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical or current fact included in this press release are forward-looking statements, including but not limited to statements regarding Quhuo’s business development, financial outlook, beliefs and expectations. Forward-looking statements include statements containing words such as “expect,” “anticipate,” “believe,” “project,” “will” and similar expressions intended to identify forward-looking statements. These forward-looking statements are based on Quhuo’s current expectations and involve risks and uncertainties. Quhuo’s actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, risks related to Quhuo’s abilities to (1) address any or all of the risks and challenges in the future in light of its limited operating history and evolving business portfolios, (2) remain its competitive position in the on-demand food delivery market or further diversify its solution offerings, (3) maintain relationships with major customers and to find replacement customers on commercially desirable terms or in a timely manner or at all, (4) maintain relationship with existing industry customers or attract new customers, (5) attract, retain and manage workers on its platform, and (6) maintain its market shares to competitors in existing markets and its success in expansion into new markets, as well as the length and severity of the recent COVID-19 outbreak and its impact on Quhuo’s business and industry. Other risks and uncertainties are included under the caption “Risk Factors” and elsewhere in the Company’s filings with the Securities and Exchange Commission, including, without limitation, the final prospectus related to the IPO filed with the SEC on July 10, 2020. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. All forward-looking statements are qualified in their entirety by this cautionary statement, and Quhuo undertakes no obligation to revise or update any forward-looking statements to reflect events or circumstances after the date hereof.

ABOUT QUHUO LIMITED

Quhuo Limited (NASDAQ: QH) was the largest workforce operational solution platform in China in 2019*. Quhuo provides tech-enabled, end-to-end operational solutions to blue-chip on-demand consumer service businesses in industries with significant e-commerce exposure, including food delivery, ride-hailing, housekeeping and bike-sharing. Quhuo’s platform helps its industry customers mobilize a large team of workers and utilizes a combination of training, performance monitoring and refinement, and incentives to transform them into skilled workers who can follow industry-specific, standardized and highly efficient service procedures. Within the on-demand consumer service ecosystem, the Company plays a unique and indispensable role as the link between consumer service businesses and the end consumers to enable the delivery of goods, services and experiences to consumers.

* According to an industry report prepared by Frost & Sullivan in 2019, as measured by the number of average monthly active workers in 2019.

For more information about Quhuo, please visit https://ir.quhuo.cn/.

CONTACTS:

Investor Relations

Quhuo Limited

Annia Sun

E-mail: ir@meishisong.cn

Christensen

In China

Mr. Eric Yuan

Phone: +86-13801110739

E-mail: Eyuan@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

E-mail: lbergkamp@christensenir.com

QUHUO LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

	As of December 31, 2019	As of September 30, 2020	As of September 30, 2020
	(RMB)	(RMB)	(US$)
Assets
Current assets
Cash	126,779	138,674	20,425
Short-term investments	56,275	274,876	40,485
Accounts receivable	276,966	301,653	44,429
Prepayments and other current assets	43,058	47,823	7,043
Amounts due from related parties	18,392	225	33

Total current assets	521,470	763,251	112,415

Non-current assets
Property and equipment, net	25,632	27,520	4,053
Intangible assets, net	66,818	97,751	14,397
Long-term investments	1,715	1,065	157
Goodwill	26,231	30,824	4,540
Deferred tax assets	3,893	2,813	414
Other non-current assets	98,137	97,956	14,426

Total non-current assets	222,426	257,929	37,987

Total assets	743,896	1,021,180	150,402

Liabilities, mezzanine equity and shareholders’ (deficit)/equity
Current liabilities
Accounts payables	232,276	195,573	28,805
Accrued expenses and other current liabilities	75,825	105,114	15,482
Short-term loans	143,979	137,445	20,243

Total current liabilities	452,080	438,132	64,530

Non-current liabilities
Deferred tax liabilities	2,556	2,667	393
Long-term debt	11,942	6,993	1,030
Other non-current liabilities	22,766	22,239	3,275

Total non-current liabilities	37,264	31,899	4,698

Total liabilities	489,344	470,031	69,228

Total mezzanine equity	1,031,001	—	—

QUHUO LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

	As of December 31, 2019	As of September 30, 2020	As of September 30, 2020
	(RMB)	(RMB)	(US$)
Shareholders’ (deficit)/equity
Ordinary shares	17	—	—
Class A ordinary shares	—	32	5
Class B ordinary shares	—	4	1
Additional paid-in capital	434,151	1,773,925	261,271
Accumulated deficit	(1,212,257)	(1,220,805)	(179,805)
Accumulated other comprehensive loss	(1,231)	(8,513)	(1,255)

Total Quhuo Limited shareholders’ (deficit)/equity	(779,320)	544,643	80,217

Non-controlling interests	2,871	6,506	957

Total shareholders’ (deficit)/equity	(776,449)	551,149	81,174

Total liabilities, mezzanine equity and shareholders’ (deficit)/equity	743,896	1,021,180	150,402

QUHUO LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

	For the Three Months Ended			For the Nine Months Ended
	September 30, 2019	September 30, 2020	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2020
	(RMB)	(RMB)	(US$)	(RMB)	(RMB)	(US$)
Revenues	636,962	769,544	113,342	1,395,760	1,709,739	251,817
Cost of revenues	(589,488)	(688,638)	(101,426)	(1,276,619)	(1,557,338)	(229,371)

Gross profit	47,474	80,906	11,916	119,141	152,401	22,446
Operating expenses
General and administrative	(33,146)	(103,201)	(15,200)	(127,053)	(160,215)	(23,597)
Research and development	(2,154)	(3,029)	(446)	(6,549)	(8,346)	(1,229)
Gains on disposal of intangible assets, net	606	1,308	193	4,269	2,600	383

Total operating expenses	(34,694)	(104,922)	(15,453)	(129,333)	(165,961)	(24,443)

Operating income/(loss)	12,780	(24,016)	(3,537)	(10,192)	(13,560)	(1,997)
Interest income	93	110	16	104	625	92
Interest expense	(1,879)	(2,300)	(339)	(3,866)	(6,963)	(1,026)
Other income, net	7,133	32,128	4,732	21,051	39,058	5,753
Share of net income from equity method investees	—	—	—	162	—	—
Foreign exchange gain/(loss)	8	(801)	(118)	(32)	(1,502)	(221)

Income (loss) before income tax	18,135	5,121	754	7,227	17,658	2,601
Income tax expense	(11,381)	(15,822)	(2,330)	(20,392)	(30,258)	(4,457)

Net income (loss)	6,754	(10,701)	(1,576)	(13,165)	(12,600)	(1,856)
Net (gain)/loss attributable to non-controlling interests	(112)	1,096	161	1,158	4,052	597

Net loss/(income) attributable to ordinary shareholders of the Quhuo limited	6,642	(9,605)	(1,415)	(12,007)	(8,548)	(1,259)

Non-GAAP Financial Data
Adjusted net income	11,205	61,346	9,035	48,766	62,027	9,135

Adjusted EBITDA	28,284	85,133	12,538	83,653	115,058	16,945

Income/(loss) per share for class A and class B ordinary shares
Ordinary shares - basic	0.17	—	—	(0.80)	—	—
Ordinary shares - diluted	0.15	—	—	(0.80)	—	—
Class A and Class B ordinary shares – basic and diluted	—	(0.24)	(0.04)	—	(0.37)	(0.05)
Net income / (loss) used in basic earnings (loss) per share calculation	2,543	(9,605)	(1,415)	(12,007)	(8,548)	(1,259)
Net income / (loss) used in diluted earnings (loss) per share calculation	6,642	(9,605)	(1,415)	(12,007)	(8,548)	(1,259)
Weighted average number of Class A and Class B ordinary shares used in Income/(loss) per share computation:
Ordinary shares - basic	14,972,760	—	—	14,972,760	—	—
Ordinary shares - diluted	44,525,074	—	—	14,972,760	—	—
Class A and Class B ordinary shares – basic and diluted	—	40,130,720	40,130,720	—	23,358,747	23,358,747
Other comprehensive income:
Foreign currency translation adjustment:	(53)	(7,993)	(1,177)	(53)	(7,282)	(1,073)

Comprehensive income (loss)	6,701	(18,694)	(2,753)	(13,218)	(19,882)	(2,929)
Comprehensive (income)/loss attributable to non-controlling interests	(112)	1,096	161	1,158	4,051	597

Comprehensive income/(loss) attributable to ordinary shareholders of Quhuo Limited	6,589	(17,598)	(2,592)	(12,060)	(15,831)	(2,332)